                         September 12, 2013

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:  Russell Mancuso, Branch Chief

Re:	Quartet Merger Corp.
Draft Registration Statement on Form S-1
Submitted August 2, 2013
CIK No. 0001581889

Dear Mr. Mancuso:

On behalf of Quartet Merger Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 29, 2013, relating to the above-captioned Draft Registration Statement (“Draft Registration Statement”).

The Company is concurrently filing via EDGAR a registration statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in the Registration Statement.  For the Staff’s convenience, we are also delivering three (3) courtesy copies of the Registration Statement marked to show changes from the Draft Registration Statement to Brian Soares.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Please further note that in addition to the revisions made to the Registration Statement in response to the Staff’s comments, the Company and underwriters have determined to increase the size of the offering from $70 million to $84 million.  Unless otherwise indicated, all responses to the Staff’s comments set forth below relating to figures previously presented in the Registration Statement reflect the new figures resulting from such increase.

Securities and Exchange Commission
September 12, 2013

Prospectus Cover

1.
Please limit your prospectus cover to one page as required by Regulation S-K Item 501(b). Ensure that your revised cover complies with the requirements of Rule 421. For guidance, please refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission’s website, particularly sample comments 17, 21 and 22 at the end of that Bulletin.

The Staff’s comment is duly noted.  In the printed copy of the prospectus, the cover page will be limited to one page as required.

Prospectus Summary, page 1

2.
Refer to the fifth bullet point. If investors in your public offering are purchasing both your Class A and your Class B shares while you intend your references to “public shares” throughout your document to mean only your Class A shares, it is unclear why you believe that the phrase “public shares” is sufficiently clear without reference to the class that you mean each time you refer to public shares. Please revise throughout your document or advise.

We have revised the disclosure throughout the Registration Statement to refer to the above-referenced defined phrase as “public Class A shares” as requested.

3.
Given your first risk factor on page 27, please revise here and throughout your document to eliminate reference to a “pro rata” distribution and “$10.30” redemption in connection with liquidation to clarify how you are treating shareholders differently depending on their vote on the transaction that you propose.

We have revised the disclosure throughout the Registration Statement to clarify how the Company is treating shareholders differently upon liquidation based on their vote on a transaction that was proposed as requested.

4.	If the 18 to 24-month period for you to complete an acquisition can be extended by shareholder vote, please highlight this issue in the prospectus summary, and explain in an appropriate risk factor.

As indicated on page 58 of the Registration Statement, it is possible that the Company could amend its amended and restated certificate of incorporation relating to stockholders’ rights or pre-business combination activity prior to consummating a business combination. We have revised the disclosure on page 58 of the Registration Statement to specify that this could include extending the time within which the Company has to complete a business combination as requested. However, the Company has indicated in the Registration Statement that the initial stockholders have agreed not to seek such an amendment.  Furthermore, the disclosure indicates that if the Company seeks to amend any provision of its amended and restated certificate of incorporation relating to the rights of stockholders or pre-business combination activity, the Company will provide dissenting stockholders with the opportunity to convert their public Class A shares into a portion of the trust account in connection with any such vote. Accordingly, we respectfully disagree that a risk factor is necessary.

Securities and Exchange Commission
September 12, 2013

5.	Please revise your summary to eliminate repetition. For example, much of the information on pages 8 and 9 is repeated elsewhere in the prospectus summary.

We have revised the disclosure in the prospectus summary to eliminate repetition as requested.

6.
Because it appears that you are unable to assure investors in this offering that their investment will be used in a manner or achieve results similar to the prior transactions involving your management, please relocate information regarding those prior transactions to a more appropriate section of your prospectus following your summary and risk factors where you can provide appropriate, balanced context for the transactions and management’s experience. In the relocated disclosure, please ensure that any relevant adverse results and experience, such as abandoned offerings, losses, delinquent filings, and issuance of financial statements that were later found to be misstated are disclosed with equal prominence as positive results.

We have relocated the above-referenced disclosure as requested and balanced such disclosure on page 48 of the Registration Statement as requested.

7.	Please highlight in your prospectus summary the purpose of having two classes of common stock. In an appropriate subsequent section of your document, explain how the two classes achieve this purpose.

We have revised the disclosure on pages 6 and 49 of the Registration Statement as requested.

8.	Where you refer to the $10.30 conversion and liquidation price in the summary, please briefly highlight how that amount could decrease by $0.10 as mentioned on page 77.

We have revised the disclosure on page 2 of the Registration Statement to briefly highlight the above-referenced decrease in the per-share conversion and liquidation prices as requested.

Securities and Exchange Commission
September 12, 2013

Private Placements, page 4

9.
We note your disclosure that the sponsors have agreed not to convert any shares in connection with a stockholder vote to approve a proposed initial business combination. Please tell us what shares held by the sponsors are subject to future conversions. Alternatively, please clarify if you are referring to converting common stock into the right to receive cash.

We have revised the disclosure throughout the Registration Statement to clarify that the above-referenced agreement not to convert shares referred to the right to receive cash from the trust account as requested.

10.	If there are no voting or conversion restrictions on the insider or private placement shares in connection with a vote to revise your charter as mentioned on page 60, please say so clearly.

We have revised the disclosure on pages 4 and 5 of the Registration Statement as requested.

The Offering, page 6

11.	Please highlight in your prospectus summary the unit purchase option that you are selling the underwriters. We note your disclosure on pages 19, 42 and F-12.

We have revised the disclosure on page 5 of the Registration Statement as requested.

Securities being purchased by insiders, page 8

12.
Please provide us your analysis of how the private placements involving your sponsors and underwriter will not violate Rules 101, 102 and 104 of Regulation M. Cite in your response all authority on which you rely.

As disclosed in the Registration Statement, the Company’s sponsors and EarlyBirdCapital, Inc., the representative of the underwriters in the initial public offering, have committed that they, and/or their designees, will purchase on a private placement basis (i) to take place simultaneously with the initial public offering, an aggregate of 542,500 units at a price of $10.00 per unit and (ii) to take place simultaneously with the closing of any exercise of the underwriters’ over-allotment option, up to a maximum of 65,625 units at a price of $10.00 per unit.  All proceeds from the sale of these private units will be placed in the trust account for the benefit of the Company’s public stockholders.  The purpose of such private placements is to provide the Company with the ability to place approximately $10.20 per public Class A share in the trust account, in accordance with the Company’s commitment to its public stockholders in the Registration Statement.  Notably, the holders of private units are not entitled to convert the private Class A shares underlying the private units into the right to receive funds from the trust account in connection with an initial business combination and are not entitled to receive funds from the trust account upon liquidation.

Securities and Exchange Commission
September 12, 2013

The Company has committed in the Registration Statement to place $85,645,000 (or $98,491,750 if the over-allotment option is exercised in full), or approximately $10.20 per public Class A share, in the trust account immediately upon consummation of the initial public offering.  However, as noted under “Use of Proceeds” on page 35 of the Registration Statement, the Company’s initial public offering will result in gross proceeds of only $84,000,000 (or $96,600,000 if the over-allotment option is exercised in full).  $3,230,000 (or $3,639,500 if the over-allotment option is exercised in full) of the public offering proceeds are reserved to pay for offering expenses and $550,000 will be held outside of the trust to be used to fund the Company’s activities in connection with identifying and completing its initial business combination.  Therefore, without the private placements, the Company would have a shortfall.  The funds raised through the private placements cover the shortfall, and enable the Company to satisfy its commitment to the public stockholders to place at least approximately $10.20 per public Class A share in the trust account.

The private placements involving the Company’s sponsors and EarlyBirdCapital, Inc. will not violate Rules 101 or 102 of Regulation M because (a) such purchases will be made prior to the “restricted period” or alternatively, (b) such purchases are part of a private placement offering that is concurrent with the Company’s initial public offering and thus falls within the Staff guidance found in Staff Legal Bulletin No. 9, “Frequently Asked Questions regarding Regulation M” (“Regulation M FAQ”) regarding concurrent distributions.

Rule 101(a) makes it unlawful, in connection with a distribution, “for a distribution participant or an affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.”  Rule 102(a) makes it unlawful, in connection with a distribution effected by or on behalf of an issuer or selling security holder, “for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.”  Pursuant to Rule 100, the restricted period for the Company will begin generally five business days prior to the determination of the offering price (except for additional distribution participants who become distribution participants after the offering price is determined).  Notwithstanding the fact that the Registration Statement discloses a $10.00 per unit offering price, such offering price has not been formally determined and such price is still subject to change.

The Company intends to enter into subscription agreements with each of the private unit purchasers prior to the determination of the offering price.  Once entered into, the private unit purchasers will not have the ability to withdraw their commitment.  Such commitment will be conditioned only on the consummation of the initial public offering, and closing of any amount of the underwriters’ over-allotment option.  Pursuant to Section 3(a)(13) of the Securities Exchange Act of 1934 (“Exchange Act”) which defines a “purchase” to include “any contract to buy, purchase or otherwise acquire a security,” entry into such subscription agreements will constitute a purchase and therefore, the purchases of the private units will not occur during the restricted period.

Securities and Exchange Commission
September 12, 2013

Alternatively, in the event the Staff takes the position the “purchase” of the private placements occurs at the consummation of such offering (i.e., concurrent with the closing of the initial public offering, or the exercise of the over-allotment option), then the Company asserts that the private placement offering and initial public offering are concurrent distributions covered by the Staff’s Regulation M FAQ. According to the Staff’s guidance in the Regulation M FAQ, the Staff does not believe “that solicitation activity qualifying for the Rule 101(b)(9) and Rule 102(b)(5) exceptions necessarily creates an impermissible inducement to purchase in a concurrent distribution. Therefore, absent additional factors, bona fide offers to sell or the solicitation of offers to buy the securities being distributed in one distribution would not be impermissible inducements with respect to a concurrent distribution.”  Here, the Company has made bona fide offers to sell its securities in a private placement taking place concurrently with, but separately from, the initial public offering.  In accordance with the Staff’s guidance discussed above, such offers are not impermissible inducements with respect to the Company’s initial public offering; and conversely, efforts to sell securities in the initial public offering do not constitute impermissible inducements with respect to the Company’s concurrent private placement. The Company also notes that the private placements in the instant case will not have any effect on the market price of the securities being offered in the initial public offering and will be fully disclosed to potential investors in the public offering in the prospectus.  Based on all of the foregoing, the Company believes the private placements do not violate Rules 101 or 102 of Regulation M.

The private placements involving the Company’s sponsors and EarlyBirdCapital, Inc. will not violate Rule 104 because such purchases have neither the purpose or effect of stabilizing the price of the Company’s securities, reducing a short position or reclaiming a selling concession from a syndicate member in connection with the proposed initial public offering.  Rule 104 of Regulation M governs stabilization activities.  Rule 104(a) provides that “[i]t shall be unlawful for any person, directly or indirectly, to stabilize, to effect any syndicate covering transaction, or to impose a penalty bid, in connection with an offering of any security, in contravention of the provisions of this section.”  Rule 100 of Regulation M defines (a) “stabilizing” as “the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing, or maintaining the price of a security[;]” (b) “syndicate covering transaction” as “the placing of any bid or the effecting of any purchase on behalf of the sole distributor or the underwriting syndicate or group to reduce a short position created in connection with the offering[;]” and (c) “penalty bid” as “an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with an offering when the securities originally sold by the syndicate member are purchased in syndicate covering transactions.”

Securities and Exchange Commission
September 12, 2013

As disclosed in the Registration Statement and explained in detail above, the purpose of the private placements is to place approximately $10.20 per public Class A share into the trust account.  Moreover, the private placements are not expected or intended to have any effect on the market price of the Company’s units since these private transactions will not be reported to an effective transaction reporting plan and disseminated to the public.  Accordingly, the private placements have neither the intent nor effect of stabilizing in connection with the public offering.  EarlyBirdCapital, Inc. will also be prohibited from using the private units to reduce any short position pursuant to the Underwriting Agreement.  Moreover, as disclosed in the Registration Statement, the private units may not be sold by EarlyBirdCapital, Inc. in connection with the offering, and therefore may not be used to reduce a short position created in connection with the offering because: (1) the private units will be subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of the FINRA Manual as such private units (and the underlying Common A and Common B shares) will be deemed compensation by FINRA and (2) EarlyBirdCapital, Inc. will agree (as a condition to the Subscription Agreement) not to sell, transfer, assign, pledge or hypothecate such private units (except to selected dealers participating in the offering or bona fide officers or partners of the underwriters or the selected dealers) for a period of one year following the date of the Registration Statement.  Therefore, EarlyBirdCapital is effectively prohibited from using such private units to reduce a short position.  Finally, as discussed above, the private units may not be used as syndicate covering transactions, and therefore, may not be part of an arrangement used to reclaim selling concessions from syndicate members.  Based on all of the foregoing, the Company believes the private placements do not violate Rule 104 of Regulation M.

13.
Please provide us your analysis of how the proposed private placement purchases of the “private units” for the stated purpose of “maintain[ing] in the trust account an amount equal to $10.30 per share of Class A common stock sold to the public in this offering” – and in connection with the exercise of the overallotment option that the underwriters themselves control – will not have a manipulative effect. Address in your response how those purchases will be made in accordance with Sections 9(a)(2) and 10(b) of the Exchange Act. Cite all authority on which you rely.

As explained in response to Comment 12 above, the commitment to purchase the private units in a private placement to take place simultaneously with the initial public offering and, if necessary, in connection with the exercise of the over-allotment option, serves the purpose of placing in the trust account approximately $10.20 per public Class A share.

The private unit purchases will take place in private transactions between the Company and the purchasers, such that the transactions will not be reported pursuant to an effective transaction reporting plan and disseminated to the public.  Accordingly, these private placements should not have any effect on the market price of the Company’s securities.  Moreover, as disclosed throughout the Registration Statement, all such private units are subject to transfer restrictions, such that the sale of such units cannot create actual or apparent active trading in the Company’s securities in connection with such offering.  Additionally, the Registration Statement details the terms of the private placement, including the price at which the private units will be sold, a maximum number of private units that may be sold, and the timing for the purchase of private units.  Furthermore, the commitment to purchase the private units, including the aggregate purchase price of such private units, will be determined prior to any public offering of the Company’s units.  The Company believes that the absence of an impact of these purchases on the public market for its units and the full disclosure of these private placements in the prospectus negates any argument that such purchases could be manipulative or otherwise violate Section 9(a)(2) or 10(b) of the Exchange Act.

Securities and Exchange Commission
September 12, 2013

Restrictions, page 9

14.
Please clarify whether the permitted transferees of the privately placed securities are the same as for the insider securities, and whether the transferees will be required to abide by all restrictions applicable to the initial purchaser of the securities.

We have revised the disclosure on pages 4 and 5 of the Registration Statement as requested.

Stockholder approval of initial business combination, page 12

15.
Please highlight the percentage of the required vote that has already agreed to approve your initial business combination given the agreements mentioned in the last paragraph of this subsection. Also clarify whether the acquisition will require the approval of a majority of outstanding Class A shares.

We have revised the disclosure on page 10 of the Registration Statement as requested.

Conversion rights, page 13

16.
Please disclose here and throughout your prospectus where you mention conversion rights to highlight the 93.1% limitation mentioned on page F-8. In your prospectus summary, please explain briefly (1) the principal business reasons for the limitation and how you derived the 93.1% figure, and (2) the effect that a working capital or similar closing condition imposed in connection with your initial business transaction may have on the 93.1% limitation. Where you reference the conversion rights in your prospectus, please also disclose, or cross reference to disclosure regarding, the likelihood that the amount of common shares that could convert into cash in conjunction with your initial business transaction may be significantly lower than 93.1% of your public Class A shares.

We have revised the disclosure on page 11 and throughout the Registration Statement, as appropriate, as requested.

17.	Please briefly highlight the purpose and adverse impact on investors of the provision mentioned in the last paragraph of this subsection.

We have revised the disclosure on page 12 of the Registration Statement as requested.

Securities and Exchange Commission
September 12, 2013

Liquidation if no business combination, page 14

18.
Please clarify whether the business combination that you complete if you extend the period to 24 months must be the same business combination that was the subject of the definitive agreement that you executed before the expiration of the 18-month period.

We have revised the disclosure on page 13 of the Registration Statement as requested.

19.
Refer to your disclosure on page 15 that Mr. Rosenfeld has agreed that he will be liable to ensure that the proceeds in the trust account are not reduced and your disclosure on page 58 that Mr. Rosenfeld will be personally liable for the debts and obligations:

•	Please provide us your analysis of why you believe you have provided sufficient information regarding Mr. Rosenfeld’s assets and resources for investors to evaluate the significance of the agreements.

•
Please clarify whether the agreements require Mr. Rosenfeld to retain any assets to provide for his indemnification obligations. Also tell us what steps you have taken to determine whether Mr. Rosenfeld has sufficient assets to cover potential obligations under his agreements.

•
If you are unable to ensure that the indemnification obligations are and will continue to be backed by sufficient assets, please tell us why you believe it is appropriate to highlight them in the prospectus summary.

•	Clarify whether the agreements provide that Mr. Rosenfeld is personally liable to the public investors.

•	Clarify how these indemnification agreements are reconcilable to your indemnification obligations mentioned on page 73.

•	File any related agreements as exhibits to the registration statement.

With respect to the first two bullet points of the Staff’s comment, the Company has not required Mr. Rosenfeld to retain any assets to provide for his indemnification obligations and has taken only limited steps to ensure Mr. Rosenfeld will be able to satisfy his indemnification obligations should they arise.  As a result, Mr. Rosenfeld may not be able to satisfy his indemnification obligations.  We have revised the disclosure on page 57 of the Registration Statement to clarify the foregoing.

Securities and Exchange Commission
September 12, 2013

With respect to the third bullet point of the Staff’s comment, we have revised the disclosure on page 14 of the Registration Statement to remove the information in the prospectus summary.

With respect to the fourth bullet point of the Staff’s comment, we have revised the disclosure on page 57 of the Registration Statement.

With respect to the fifth bullet point of the Staff’s comment, we have revised the disclosure on page 71 of the Registration Statement to reconcile the two statements.

The agreement providing for Mr. Rosenfeld’s indemnification obligations will be filed as soon as practicable as an exhibit to the Registration Statement as requested.

20.
Please reconcile your disclosure here that franchise taxes will be paid from the trust with your disclosure on page 37 that franchise taxes will be paid from funds held outside of the trust. If franchise taxes will be paid from funds in the trust, provide us your analysis of the likelihood that those taxes will reduce the trust balance below $10.30 per share. Also, given your disclosure on page 10 that you have access to interest earned and your disclosure on page 14 that the trust funds are obligated to pay the income taxes, it appears that it is likely that the trust will have less than $10.30 per share; if so, please revise your references to $10.30 throughout this document to make this likelihood clear.

The Company believes that it will have sufficient funds available to it outside of the principal held in trust account, including through the proceeds of the offering held outside of trust and interest earned on the principal held in the trust, to pay for its working capital requirements and tax obligations.  This is evidenced in the Use of Proceeds table on page 35 of the Registration Statement.  Additionally, if such funds turned out to be insufficient, the Company might have access to working capital loans that may be made by the Company’s sponsors, officers, directors and their affiliates to pay such expenses.  Accordingly, the Company does not believe that the trust balance will be reduced below approximately $10.20 per share.

We have revised the disclosure throughout the Registration Statement to remove the implication that the principal funds held in the trust account would be used to pay franchise taxes.

21.	Please clarify the status of the Class B shares if the shareholders and board do not approve the dissolution and liquidation.

We have revised the disclosure on page 13 of the Registration Statement as requested.

Securities and Exchange Commission
September 12, 2013

Summary Financial Data, page 17

22.	Please revise your document to include the information required by Item 301 of Regulation S-K.

We have revised the disclosure on page 16 of the Registration Statement as requested.

23.	Please revise the disclosures herein as well as at page 43 to indicate how the amounts in the “as adjusted” column were determined.

We have revised the disclosure on pages 16 and 42 of the Registration Statement as requested.

Risk Factors, page 18

24.
We note your disclosure throughout your document regarding the agreements and intentions of you and your affiliates; for example, your disclosure on page 5 regarding an agreement not to convert and not to participate in liquidation, your disclosure on page 15 regarding Mr. Rosenfeld’s indemnification agreement and obligation to pay for liquidation, and your intention on the bottom of page 22 not to consider transactions that do not meet the disclosed criteria. If those intentions or agreements can be changed without the approval of your public stockholders, please add an appropriate risk factor. Likewise, if your obligation to complete an acquisition with a value at least equal to 80% of the balance in the trust can be changed by delisting your shares from the Nasdaq, please include this issue in your risk factors. Please file all relevant agreements as exhibits to the registration statement.

The foregoing criteria cannot be changed without approval of a majority of the Company’s public stockholders.  Accordingly, we respectfully believe that risk factor disclosure is not necessary in this instance.  We will file all relevant agreements as exhibits to the Registration Statement as requested as soon as practicable.

25.
With a view toward appropriate clarification or risk factor disclosure, please tell us why liquidation will be subject to approval of your remaining post-redemption stockholders and directors as you mention on the bottom of page 14. Can you not include a pre-approved liquidation in your current charter? If the purpose or effect of the provision permits affiliates to operate the company with the proceeds and interest on public investors’ funds for up to two years and then continue to operate the company after the public investors have had their interests in the company involuntarily extinguished, please explain in an appropriate risk factor.

Under Delaware law, because the Company does not have a date-certain finite life, the Company is required to obtain approval of its stockholders and directors post-liquidation of the trust account.  Furthermore, as indicated above, the Company’s ability to operate for up to two years is dependent on the proceeds of the private placement of units to the Company’s sponsors and EarlyBirdCapital, Inc., because all of the proceeds of the offering will be returned to the public investors if the Company is unable to consummate an initial business combination within the required time period.  Accordingly, the purpose or effect of the above-referenced provision is not as described in the Staff’s comment.

Securities and Exchange Commission
September 12, 2013

26.	Please add a separate risk factor to explain the conflicts of interest created by the loans not being repaid if you do not complete a business combination as mentioned in the last sentence on page 10.

We have revised the disclosure on page 23 of the Registration Statement as requested.

27.
Please add a separate risk factor that explains the conflicts of interest that your structure creates for investors when they are deciding whether to approve the business combination. Address in the risk factor the potential loss of Class B shares and potential reduced interest in the trust account upon liquidation, and the resulting incentives for investors to vote in favor of a transaction that they believe the registrant should not complete.

We respectfully disagree that separate risk factor disclosure relating to the conflict of interest that the Company’s structure creates is necessary.  As indicated in the Registration Statement, if a proposed business combination is submitted to stockholders for approval, an investor has the right to have his shares of Class A common stock converted into a portion of the cash held in the trust account.  Accordingly, if a stockholder is not in favor of a proposed business combination, he can simply seek conversion of his shares into cash and there is no conflict involved because at that time, he is no longer a stockholder of the Company.  In fact, as also indicated in the Registration Statement, that investor could vote against the business combination and still have his shares of Class A stock converted.  We therefore do not believe that any actual conflict exists.

Notwithstanding the foregoing, we acknowledge the Staff’s point that an economic interest may exist for a stockholder to in fact vote in favor of a proposed business combination because, as indicated in the risk factor titled “Holders of shares of Class B common stock will not participate in liquidating distributions if we are unable to complete an initial business combination within the required time period” on page 20 of the Registration Statement, if a business combination is not consummated, holders of shares of Class B common stock will not receive any liquidation distributions with respect to their shares of Class B common stock. As a result, this may provide a financial incentive to public stockholders to vote in favor of a proposed initial business combination as their shares of Class B common stock would automatically convert into one-tenth of a share of Class A common stock upon consummation of such business combination, resulting in an increase in their overall economic stake in our company.  If a business combination is not approved, the Class B shares will be worthless.  Accordingly, we have revised the disclosure in the above-referenced risk factor to reflect the foregoing.

With respect to the risk of potential reduced interest in the trust account upon liquidation, we direct the Staff to the risk factor titled “If we are unable to consummate an initial business combination and are forced to liquidate, public stockholders that voted against a proposed business combination may receive less than public stockholders that voted in favor of such initial business combination” on page 25 of the Registration Statement which addresses this risk.

Securities and Exchange Commission
September 12, 2013

We may issue shares of our capital stock, page 19

28.	Please show us how you derived the 2,068,250 number in this risk factor given the number of shares to be outstanding as disclosed on page 7.

The calculation to arrive at the figure referred to above (which has been increased as described earlier and, as indicated in the Registration Statement, assumes that the over-allotment option is not exercised) is as follows:

Class A shares authorized	15,000,000

Less Class A shares issued and outstanding prior to the offering	(2,415,000)

Less Class A shares issued in offering	(8,400,000)

Less Class A shares issued in private units	(542,500)

Plus Class A shares forfeited by sponsors as a result of no exercise of over-allotment option	315,000

Less Class A shares included in UPO issued to EarlyBirdCapital, Inc. and/or its designees	(420,000)

Less Class A shares issuable upon conversion of Class B shares included in units issued in offering	(840,000)

Less Class A shares issuable upon conversion of Class B shares included in private units	(54,250)

Less Class A shares issuable upon conversion of Class B shares included in UPO issued to EarlyBirdCapital, Inc. and/or its designees	(42,000)

Total available for issuance	2,601,250

Securities and Exchange Commission
September 12, 2013

The number disclosed on page 7 of the Registration Statement does not take into account the shares issuable upon conversion of the Class B common stock upon consummation of a business combination nor does it take into account the shares issuable upon exercise of the unit purchase options issued to EarlyBirdCapital, Inc. and/or its designees as none of such securities will be outstanding upon consummation of the initial public offering.

Unlike other blank check companies, page 21

29.
Please avoid mitigating language in your risk factors, like your reference here to minimizing downside risk. Relocate the statement to a more appropriate section of your document where you can explain clearly how the structure minimizes downside risk.

We have revised the disclosure in the risk factor section of the Registration Statement to remove mitigating language as requested.

Certain of our officers . . ., page 24

30.	The risk factor caption refers to present conflicts. The risk factor text refers merely to potential future conflicts. Please clarify.

We have revised the above-referenced risk factor caption on page 22 of the Registration Statement to indicate the risk relates to future potential conflicts as requested.

If we are unable to consummate an initial . . ., page 27

31.
It appears from your disclosure in this risk factor that stockholders who vote against a proposed business combination are guaranteed redemption of $10 per share while stockholders who vote in favor may actually receive less than $10 depending on the trust account’s balance at the time of redemption. Please revise or advise. Also revise to clarify the consequences for public stockholders who do not vote or abstain from voting for or against a proposed business combination.

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 25 of the Registration Statement to make clear that the ability to receive liquidation proceeds is in all cases subject to the Company’s obligations under Delaware law to provide for claims of creditors.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 25 of the Registration Statement as requested.

Securities and Exchange Commission
September 12, 2013

We may require public stockholders . . ., page 27

32.
You disclose here that you might require stockholders to tender certificates or deliver shares electronically. If you can chose which of these options to demand, please provide us your analysis of whether the choice to require delivery of certificates effectively eliminates investors’ ability to convert their shares into cash given the amount of time required for physical delivery of stock certificates. In this regard, please tell us about any obligations you have to provide investors a minimum amount of time to determine whether to exercise their rights to convert their shares into cash.

With respect to the first part of the Staff’s comment, the disclosure in the Registration Statement on pages 12 and 54 indicates that the decision to tender certificates or deliver shares electronically is at the option of the holder.  We have revised the above-referenced risk factor on page 26 of the Registration Statement to conform to such disclosure.

With respect to the second part of the Staff’s comment, under Delaware law and the Company’s bylaws, the Company must provide at least 10 days advance notice of any meeting of stockholders.  Accordingly, this is the minimum amount of time the Company would need to provide holders to determine whether to exercise their rights to convert their shares into cash.  We have revised the disclosure on pages 26 and 54-55 of the Registration Statement to indicate the foregoing.

If we require public stockholders, page 28

33.	Please clarify what you mean by “specific requirements” in this risk factor.

We have revised the disclosure on page 26 of the Registration Statement as requested.

If we are determined to be an investment company, page 31

34.	We note your reference to “certain” conditions under Rule 2a-7. Please tell us which conditions you believe you need not satisfy. In your response, cite all authority on which you rely.

The Company does not believe there are any applicable conditions of Rule 2a-7 that it need not satisfy. Accordingly, we have revised the disclosure on page 29 of the Registration Statement to reflect the foregoing.

Securities and Exchange Commission
September 12, 2013

We may not be required to obtain an opinion from an independent..., page 32

35.	Please clarify in your disclosure how this provision creates a potential conflict when the board is evaluating acquisitions involving affiliates’ interests.

We respectfully do not believe this provision creates a potential conflict of interest when the board is evaluating acquisitions involving affiliates’ interests because in such situation, the board is required to obtain a fairness opinion.  As part of that fairness opinion, the board would ask the third party provider to opine on whether the target business met the 80% fair market value test.  Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

We are an “emerging growth company” . . ., page 33

36.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

To date, there have not been any communications, as defined in Rule 405 under the Securities Act of 1933, as amended (“Securities Act”), that the Company, or anyone authorized on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act, nor have there been any research reports about the Company that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act.  The Company will supplementally provide the Staff with any such documents in the future if they are prepared.

37.	Please reconcile your statement regarding not being required to comply with the auditor attestation requirements of Section 404 with your statement to the contrary in the first risk factor on page 33.

We have revised the disclosure on page 30 of the Registration Statement to clarify that an exemption to the auditor attestation factor is available to the Company as an “emerging growth company.”

38.
Your use of the term “can” in the penultimate sentence of this risk factor suggests that you may adopt some standards but not others. Please reconcile your disclosure to Section 107(b)(2) of the Jumpstart Our Business Startups Act.

We have revised the disclosure on page 31 of the Registration Statement as requested.

Securities and Exchange Commission
September 12, 2013

There may be tax consequences to our business combination, page 35

39.
If there may be other material tax consequences to investors, such as in connection with their decision whether to seek conversion, on an investor’s basis in the shares given the existence of the Class B, or upon expiration or conversion of the Class B, please tell us why you believe you need not disclose those issues.

 In light of the Staff’s comment, we have revised the disclosure in the Registration Statement to remove the above-referenced risk factor as it is not possible to determine at this point whether there will be additional material tax consequences to investors in connection with any proposed business combination.  As such tax consequences will only come into play in connection with a proposed business combination and not in connection with investing in the units themselves in this offering, we respectfully believe the above-referenced risk factor is not necessary to include at this time.

Use of Proceeds, page 37

40.	We note your estimated expense of $75,000 in working capital expenditures according to your table on this page. Please reconcile this amount with the one used in the last bullet point on page 45.

We have revised the disclosure on page 44 of the Registration Statement as requested.

41.
Please show in the table on page 37 the 3.75% obligation mentioned in the last paragraph on page 39. Also, given the 93.1% mentioned on page F-8 and the 3.75% obligation mentioned on page 39, please provide us your analysis of why you believe Rule 419 is not applicable to your transaction. Show us your calculations.

With respect to the first part of the Staff’s comment, we have included a footnote to the funds held in the trust account on page 35 of the Registration Statement that discusses the above-referenced 3.75% obligation as requested.

With respect to the second part of the Staff’s comment, the calculation demonstrating that the Company will have net tangible assets after this offering of at least $5,000,001 so as to not be subject to Rule 419 is set forth on page 41 of the Registration Statement under the caption “Numerator.”  The above-referenced 3.75% obligation has not been included in such calculation because it does not meet the definition of a liability under “ASC 405 – Liabilities” as the obligation is not probable at this time.  Nevertheless, the payment of such fee is more than remote, thereby requiring disclosure of such arrangement in the financial statements.  Because such arrangement does not meet the definition of a liability, it has properly been excluded from the calculation.

42.
Refer to the penultimate sentence on page 38 that proceeds can be used as consideration for the acquisition. Please reconcile this statement to your obligation to pay the converting Class A shareholders.

We have revised the disclosure on page 36 of the Registration Statement to clarify that the use of proceeds is subject to the requirement to pay converting stockholders as requested.

Securities and Exchange Commission
September 12, 2013

Competitive Strengths, page 49

43.	Please clarify what you mean by “inherent limitations” at the top of page 50.

We have revised the disclosure on pages 48 and 49 of the Registration Statement as requested.

44.	Please reconcile your statement regarding $72,100,000 available for the transaction with the amount that you say in footnote 2 on page 42 is held subject to conversion.

In response to the Staff’s comment, we have revised the disclosure on page 49 of the Registration Statement to change the caption of the above-referenced sub-section and remove the statement regarding cash available from the trust account.

We Have Not Identified a Target Business, page 51

45.
Please reconcile the statement here and at the top of page 52 that you “will have virtually unrestricted flexibility in identifying and selecting” a target business with the fact that your directors and officers have fiduciary duties to present certain opportunities to other entities first, as disclosed on pages 4 and 71. Please also reconcile the first and third sentences on page 52.

We have revised the disclosure on pages 50 and 51 of the Registration Statement as requested.

Sources of Target Business, page 51

46.
Please reconcile your statement here that you do not anticipate engaging a professional service firm or other individuals with your disclosure in the last paragraph on page 39 regarding the 3.75% payment to the underwriter, and clarify whether the underwriter has signed a waiver like the one you mention in the last paragraph on page 58. Also, if your underwriter’s equity ownership and your payments to the underwriter conditioned on consummation of the business combination create conflicts of interest, please add appropriate risk factors.

With respect to the first part of the Staff’s comment, we have revised the disclosure on pages 50 and 56 of the Registration Statement as requested.

With respect to the second part of the Staff’s comment, we respectfully do not believe that the underwriter’s equity ownership and payment rights create a conflict of interest as they do not have any fiduciary duties to the Company or its stockholders and only provide the services described in the Registration Statement once the Company has located a prospective target business to proceed with.

Securities and Exchange Commission
September 12, 2013

Stockholder Approval of Business Combination, page 55

47.
Please revise to disclose, if true, that your officers, directors, sponsors and their affiliates will not make any purchases of common stock if such purchases were to violate Section 9(a)(2) of the Exchange Act or Rule 10b-5. Ensure that your disclosure explains to investors the effect of those laws on the planned purchases mentioned in the last sentence of this section.

We have revised the disclosure on page 54 of the Registration Statement as requested.

Conversion Rights, page 55

48.
The last sentence of the penultimate paragraph on page 56 indicates that you may require stockholders to exercise conversion rights before a consummation of the proposed business transaction. With a view toward clarified disclosure, please tell us under what circumstances the stockholders can exercise conversion rights after the proposed business combination.

We have revised the above-referenced disclosure on page 55 of the Registration Statement to clarify that the requirement relates to delivery of a stockholder’s shares prior to the vote on the proposed business combination.  In no event will stockholders be permitted to exercise conversion rights after the proposed business combination.

49.	Please clarify what you mean by the “applicable date” in the first paragraph on page 57.

We have revised the disclosure on page 55 of the Registration Statement as requested.

Liquidation, page 57

50.
Refer to the first and second paragraphs on page 59. Please provide us your analysis of whether applicable law governing the liquidation permits different shareholders of the same class of security to receive different liquidation amounts.

Section 151(a) of the Delaware General Corporation Law (“DGCL”) provides:

“Every corporation may issue 1 or more classes of stock or 1 or more series of stock within any class thereof, any or all of which classes may be of stock with par value or stock without par value and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the certificate of incorporation or of any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation.”

Securities and Exchange Commission
September 12, 2013

Accordingly, the DGCL clearly contemplates a corporation providing specific limitations on any class of stock or series or subset of stock if provided for in that company’s certificate of incorporation.  The above-referenced limitations imposed by the Company on liquidation proceeds will be set forth in the Company’s amended and restated certificate of incorporation, a form of which will be filed as an exhibit to the Registration Statement as soon as practicable.  Therefore, we respectfully believe such difference is permitted under the DGCL.

Competition, page 60

51.
Refer to the list of items that may not be viewed favorably by the target business. Please provide us your analysis of why you have not included in the list your obligation to pay a 3.75% fee to the underwriter, your obligations under registration rights agreements, your obligations under working capital loans, and any potential for the target’s assets to become subject to unknown liabilities under the securities laws or otherwise depending on developments involving the registrant before the business combination.

We have revised the disclosure on page 59 of the Registration Statement to include the above-referenced items.

Comparison to Offerings of Blank Check Companies . . ., page 62

52.
We note your statement on page 64 that you may release “any amounts that [you] may need to pay [y]our tax obligations” from the trust account. Please reconcile this with your disclosure in the last paragraph of page 38 that the interest earned on the funds held in the trust account may be released to you to pay your tax obligations.

We have revised the disclosure on page 62 of the Registration Statement as requested.

Management, page 65

53.	Please tell us why the last paragraph on page 66 does not mention Mr. Sgro’s role with COM DEV International, given your disclosure regarding a conflict on page 72.

Mr. Sgro is a director of COM DEV International Ltd.  Pursuant to Item 401(e)(2) of Regulation S-K, disclosure of a person’s directorship is only required if the related company has a class of securities registered under Section 12 or 15(d) of the Securities Exchange Act of 1934, as amended, or registered as investment companies.  COM DEV International Ltd. does not have a class of securities so registered and is not an investment company.  Notwithstanding the foregoing, we have revised the disclosure on page 64 of the Registration Statement to reflect Mr. Sgro’s role with COM DEV International Ltd.

Securities and Exchange Commission
September 12, 2013

Principal Stockholders, page 74

54.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of each legal entity included in the table.

We have revised the disclosure on page 72 of the Registration Statement as requested.

55.
Please clarify how the table reflects your Class B shares given that (1) Regulation S-K Item 403(b) requires disclosure regarding each class of equity securities and (2) it appears that the Class B could be converted into Class A within 60 days.

The Class B common stock will automatically convert into Class A common stock only upon consummation of a business combination.  As indicated in the Registration Statement, the Company has not begun its search for a target business.  Accordingly, in order for a business combination to be consummated, the Company would need to locate a target business, negotiate a definitive agreement for the business combination, prepare the preliminary proxy statement that would need to be sent to stockholders in connection with a proposed business combination, clear all comments from the Staff in relation to such preliminary proxy statement, file and mail a definitive proxy statement, hold a meeting of stockholders to vote on such business combination and satisfy any other necessary closing conditions.  The foregoing cannot be accomplished within 60 days.

In this context, the Class B shares are similar to the warrants included in the units issued by other blank check companies.  Such warrants are never included in the principal stockholders table because the warrants become exercisable only upon consummation of a business combination, which again, cannot happen within 60 days from the effective date of the registration statement.

For the foregoing reasons, we respectfully believe that the table complies with Regulation S-K Item 403(b) and have not made any revision to the disclosure in the Registration Statement in response to this comment.

56.
Please clarify whether the forfeiture mentioned in the second paragraph on page 75 will be proportionate among all current stockholders. Likewise, please clarify whether the purchases in the private placement mentioned in the first paragraph on page 76 will be proportionate to your current stockholders’ holdings.

We have revised the disclosure on page 73 of the Registration Statement as requested.

Securities and Exchange Commission
September 12, 2013

Description of Securities, page 80

57.	Your disclosure may not be qualified by reference to statutes. Please revise the last sentence of the first paragraph accordingly.

We have revised the disclosure on page 78 of the Registration Statement as requested.

58.	Please disclose when the converting Class A shareholders will receive their cash payment relative to the vote on an amendment to your charter or your business combination.

We have revised the disclosure on page 78 of the Registration Statement as requested.

59.	Please tell us why this section does not address the warrants mentioned on page II-1.

The reference to Continental Stock Transfer & Trust Company serving as warrant agent mentioned on page II-1 of the Registration Statement was an error and we have revised the disclosure on that page to remove such reference.

Class B Common Stock, page 81

60.
Please clarify whether shareholders’ Class B stock will convert into Class A even if the shareholders elect to convert all of their Class A into cash in connection with a vote on an amendment to your charter or your business combination.

We have revised the disclosure on page 79 of the Registration Statement as requested.

61.	Please disclose the status of the Class B if the business combination is structured in a manner that provides that the registrant will not be the surviving entity.

We have revised the disclosure on page 79 of the Registration Statement as requested.

62.	Please clarify whether the Class B stock is entitled to any of the registrant’s assets held outside of the trust upon liquidation.

We have revised the disclosure on page 79 of the Registration Statement as requested.

Securities and Exchange Commission
September 12, 2013

Underwriting, page 85

63.
Please provide us the basis for your belief that this transaction is properly characterized as involving a firm commitment underwriting given the private placement purchase obligations of the sponsors and underwriters. Address in your response whether, and in what way, the consummation of the registered offering is conditioned or related in any way on fulfillment of the private placement purchase obligations.

The underwriting agreement that the Company will enter into with EarlyBirdCapital, Inc., as representative of the underwriters in the initial public offering, will be for a firm commitment underwriting.  Pursuant to the underwriting agreement, the underwriters will agree to purchase all of the public units being offered in the initial public offering upon satisfaction of all of the closing conditions.  The purchase of the private units will be made in a private placement separate and apart from the firm commitment underwriting relating to the initial public offering.  The Company acknowledges that one of the conditions to closing of the underwriting agreement will be consummation of the private placements, but notes that this condition does not detract from the “firmness” of the underwriters’ commitment.  The Company notes that the sponsors and EarlyBirdCapital, Inc. will be contractually obligated to fund the purchase price for the private units into escrow with Graubard Miller, the Company’s counsel, prior to the execution of the underwriting agreement, and that the only condition to closing the private placements is consummation of the public offering.  Graubard Miller, at the closing of the initial public offering, will deposit the funds for the private units into the trust account.  Following the execution of the underwriting agreement, neither the sponsors nor EarlyBirdCapital, Inc. will have the ability to prevent the funds from being transferred into the trust account.  Since the underwriters will not have the ability to influence or impact the satisfaction of this closing condition, their commitment should be considered firm.

The inclusion of the private placement closing condition is a critical aspect of the underwriters’ commitment to consummate the initial public offering, as the funds from the private placement purchases are necessary in order for the Company to deposit approximately $10.20 per public Class A share into the trust account.  As explained in response to Comment 12, the Company’s deposit of approximately $10.20 per public Class A share into the trust account is a key structural feature of the initial public offering, and therefore of great significance to public purchasers.  Accordingly, the purpose of the private placement closing condition is to contractually require that this key feature of the initial public offering be satisfied prior to closing the initial public offering.

Regulatory Restrictions on Purchase of Securities, page 87

64.
Please revise the first bullet point to clarify that the underwriters may make bids or purchases solely for the purpose of preventing or retarding a decline in the price of your units as long as the stabilizing bids do not exceed the offering price (as well as comply with all the other requirements under the rules).

We have revised the disclosure on page 85 of the Registration Statement as requested.

65.
Please disclose what covered short sales are, how underwriters close out covered short sale positions, how underwriters determine the method for closing out covered short positions, what naked short sales are, how underwriters close out naked short sale positions, and when a naked position will be created.

We have revised the disclosure on page 85 of the Registration Statement as requested.

Securities and Exchange Commission
September 12, 2013

Exhibits

66.	Please note that we may have substantial additional comments after you file all required exhibits.

The Staff’s comment is duly noted.

*****

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Eric S. Rosenfeld